Exhibit 99.1

Can-Fite Granted Notice of Allowance for Patent Covering Manufacturing Process of CF101 in the
U.S.

The patent covers a superior method of manufacturing CF101 potentially increasing future drug profit margin

PETACH TIKVA, Israel, June 10, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced the U.S. Patent & Trademark Office has issued a Notice of Allowance to the Company for an important manufacturing method patent for its drug candidate CF101.

The patent titled, "Process for the synthesis of IB-MECA," describes a method for the chemical synthesis of the A3 adenosine receptor agonist, IB-MECA, which is the active pharmaceutical ingredient (API) of the CF101 drug candidate. The patent, once issued, will be scheduled to expire in 2028.

The patent covers a superior method of manufacturing the API of CF101 by reducing the number of synthesis steps. This in turn results in reduced drug development costs, potentially increasing margins on any future sales of CF101.

Dr. Ilan Cohn, Can-Fite Chairman and Senior Partner at the Reinhold Cohn Patent firm, said today, "We expect this patent, once issued, to be a substantial addition to Can-Fite’s U.S. patent portfolio. We believe this patent, together with previously issued patents related to the utilization of CF101 for the treatment of inflammatory diseases, will set a high barrier to entry for potential competitors in the U.S."

Can-Fite's intellectual property portfolio consists of 120 patents issued and pending.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 recently completed its Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company’s CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114